Mail Stop 3561

April 20, 2010

Gregory Rufus
Executive VP and Chief Financial Officer
TransDigm Group Incorporated
1301 East 9th Street, Suite 3710
Cleveland, Ohio 44114

Re: TransDigm Group Incorporated
File No. 001-32833
Form 10-K: For the Fiscal Year Ended September 30, 2009

Dear Mr. Rufus:

We have reviewed your response letter dated April 15, 2010 and have the following comments. Unless otherwise indicated, we believe you should revise future filings in response to these comments. If you disagree, we will consider your explanation as to why a revision is unnecessary. Please be as detailed as necessary in your explanation. We have also asked you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects and welcome any questions. Feel free to call us at the telephone numbers listed at the end of this letter.

Please file your response to our comment via EDGAR, under the label “corresp,” within ten business days from the date of this letter.

Form 10-K: For the Year Ended September 30, 2009

Item 7. Management’s Discussion and Analysis of Financial Condition

Overview, page 27

1. We note your response to our prior comment 1. While we acknowledge that you provide year over year discussion and analysis of results of operations, our prior comment was intended to generate overview-type disclosure of how and why your operating performance has changed over the long-term (i.e., not year over year discussion). We believe this information is important to investors given that your performance in 2009 is improved significantly when compared to several years prior. Based on the information in your response it would appear that this disclosure should include an explanation of why your gross profit percentage has increased. Please provide us with a copy of your intended revised disclosure.

Results of Operations, page 34

2.   We note your response to our prior comment 2, however it does not appear that you have quantified the amounts by which various factors impacted costs of sales. As such, we reissue our prior comment. Please revise to explain what you mean by each item, how specifically each item was a factor in decreasing cost of sales as a percentage of sales in the current period, and the amount by which this item impacted cost of sales. We believe you should revise to provide this level of analysis for each material factor to which variances are attributed. In addition, we encourage you to consider providing investors with more insight into the significant cost components within cost of sales by quantifying and discussing those significant components. It does not appear that you addressed this portion of our prior comment in your response. Finally, please explain further the following sentence of your response which states, "The margin improvement was also due to increased sales attributable to the Company's ability to maintain its historical pricing policies, especially in the aftermarket, in spite of difficult market conditions." Please supplementally provide us with a copy of your intended revised disclosure and ensure your proposed disclosure is detailed and complete.

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You may contact Aamira Chaudhry at 202-551-3389 with any questions. You may also call me at 202-551-3380.

Sincerely,

Lyn Shenk
Branch Chief